January 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg, Office of Structured Finance

Benjamin Meeks, Office of Structured Finance

Re:	SEC Comment Letter dated October 26, 2023 to

The Empire District Electric Company

Empire District Bondco, LLC

Registration Statement on Form SF-1

Filed September 29, 2023

File Nos. 333-274815 and 333-274815-01

Dear Mr. Weidberg and Mr. Meeks:

On behalf of The Empire District Electric Company (“Liberty”) and Empire District Bondco, LLC (the “Issuing Entity” and, together with Liberty, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 26, 2023 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to reflect the changes to the Registration Statement that was filed on September 29, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON LOS ANGELES MIAMI NEW YORK RICHMOND SAN FRANCISCO TOKYO TYSONS WASHINGTON, DC

www.HuntonAK.com

Registration Statement on Form SF-1

General

1.	We note that throughout the registration statement you refer to an intercreditor agreement that will be entered into as a condition for the issuance of additional securitized utility tariff bonds. We note also that there are various cross-references to “Security for the Securitized Utility Tariff Bonds—Intercreditor Agreement,” which does not appear as a section in the form of prospectus. Please revise your form of prospectus to include disclosure about the material terms of any such intercreditor agreement and update the relevant cross-references. Alternatively, if you believe that such disclosure is unnecessary, please tell us why.

The Registrants hereby confirm that an intercreditor agreement is not required at this time and therefore, references to “Security for the Securitized Utility Tariff Bonds – Intercreditor Agreement” have been removed from the disclosure.

Form of Prospectus

Security for the Securitized Utility Tariff Bonds

Pledge of Collateral, page 82

2.	We note that, in addition the securitized utility tariff property, the collection account and all subaccounts will also secure the bonds, including all “cash instruments, investment property or other assets on deposit therein or credited thereto … and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act of 1933, as amended.

Affiliations and Certain Relationships and Related Transactions, page 110

3.	Your disclosure refers to certain ordinary course banking relationships maintained by each of the sponsor, the initial servicer and the depositor with certain other transaction parties. To the extent there are other affiliations, relationships and/or related transactions that are required to be disclosed under Item 1119 of Regulation AB, please revise your disclosure to identify any such affiliations, relationships and/or related transactions. Refer to Item 1119 of Regulation AB.

The Registrants hereby confirm that there are no other affiliations, relationships and/or related transactions that require disclosure under Item 1119 of Regulation AB.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

4.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrants filed the remaining exhibits with Amendment No. 1.

Item 15. Undertakings, page II-3

5.	Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

The Registrants have revised Item 15 Undertakings on pages II-2 and II-3 to include the undertaking under Item 512(b) of Regulation S-K.

We appreciate the Staff’s review of the Registration Statement and hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 309-1071.

Very truly yours,

/s/ Michael F. Fitzpatrick
Michael F. Fitzpatrick

cc:	Adam R. O’Brian